UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 28, 2023

Kernel Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39983	NA
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

515 Madison Avenue, 8th Floor – Suite 8078 New York, New York	10022
(Address of principal executive offices)	(Zip Code)

(646) 908-2659

(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share $0.0001 par value, and one-half of one redeemable warrant	KRNLU	The Nasdaq Stock Market LLC

Class A Ordinary Shares included as part of the unit	KRNL	The Nasdaq Stock Market LLC

Warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	KRNLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary and description of the Business Combination Agreement is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. Stockholders of Kernel Group Holdings, Inc. and other interested parties are urged to read the Business Combination Agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

The Merger

On March 3, 2023, Kernel Group Holdings, Inc., a Delaware corporation (“Kernel”) entered into Business Combination Agreement by and among Kernel, AIRO Group, Inc., a Delaware corporation and a wholly-owned subsidiary of Kernel (“ParentCo”), Kernel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“Kernel Merger Sub”), AIRO Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“AIRO Merger Sub”), VKSS Capital, LLC, a Delaware limited liability company (the “ParentCo Representative”) and also in the capacity as Kernel’s Sponsor (“Sponsor”), Dr. Chirinjeev Kathuria, in the capacity as the representative for the company stockholders (the “Seller Representative”), and AIRO Group Holdings, Inc., a Delaware corporation (“AIRO Group Holdings” or the “Company”) (as may be amended and/or restated from time to time, the “Business Combination Agreement”), pursuant to which, among other things, Kernel will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”).

In connection with the Domestication, each Class B ordinary share, par value $0.0001 per share, of Kernel (the “Class B Ordinary Shares”) shall convert into a share of Class B common stock, par value $0.0001 per share, of Kernel and each Class A ordinary share, par value $0.0001 per share, of Kernel (the “Class A Ordinary Shares”) shall convert into a share of Class A common stock, par value $0.0001 per share, of Kernel. Further, each share of Class B common stock of Kernel and each share of Class A common stock of Kernel that is then issued and outstanding shall convert automatically, on a one-for-one basis, into one share of Kernel common stock (the “Kernel Common Stock”).

Following the domestication, the parties will effect the merger of Kernel Merger Sub with and into Kernel, with Kernel continuing as the surviving entity as a wholly owned subsidiary of ParentCo (the “First Merger”). Immediately following the First Merger, AIRO Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity as a wholly owned subsidiary of ParentCo (the “Second Merger” and the other transactions contemplated by the Business Combination Agreement, together, the “Transaction”).

Merger Consideration

As consideration for the Second Merger, the holders of AIRO Group Holdings’ securities collectively shall be entitled to receive from ParentCo, in the aggregate, a number of shares of ParentCo common stock with an aggregate value equal to (the “AIRO Merger Consideration”) (a) $770,000,000 minus (b) the amount, if any, by which the net working capital is less than negative $500,000, plus (c) the amount, if any, by which the net working capital exceeds $500,000 (but not less than zero), minus (d) the amount, if any, by which the closing net debt exceeds the target net debt of $75,000,000, by more than $500,000 (but not less than zero), plus (e) the amount, if any, by which the target net debt of $75,000,000 exceeds closing net debt, minus (f) the amount, if any, by which the company transaction expenses exceed the target company transaction expenses of $14,000,000 (but not less than zero). In addition, holders of AIRO Group Holdings’ securities shall also be entitled to receive from ParentCo, in the aggregate, an additional shares of ParentCo common stock with an aggregate value of up to $330,000,000 in the event that for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”) ParentCo’s revenue is (i) greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, (ii) greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, and (iii) greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the stockholders of AIRO Group Holdings such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000. In the event that ParentCo’s EBITDA for any Earnout Period is (i) greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, (ii) greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period and (iii) greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the stockholders of AIRO Group Holding such stockholder’s pro rata share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

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Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties made by each of ParentCo, Kernel, Kernel Merger Sub, AIRO Merger Sub and AIRO Group Holdings as of the date of the Business Combination Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect (as defined below), as well as information provided in the disclosure schedules to the Business Combination Agreement. As used in the Business Combination Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (b) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the ancillary documents relating to the Business Combination Agreement to which such person or entity (or such entity’s subsidiaries) is a party or bound or to perform its obligations thereunder, in each case, subject to certain customary exceptions.

No Survival

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and, following their expiration, there are no indemnification rights for another party’s breach thereof. The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing and consummate the transactions contemplated by the Business Combination Agreement. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including, among other things, those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision by AIRO Group Holdings to Kernel of unaudited financial statements on a monthly, quarterly and annual basis and audited financial statements as of December 31, 2022 within 60 days of the Business Combination Agreement’s signing (“AIRO’s 2022 Audited Financials”); (iv) Kernel’s public filings; (v) use of Kernel’s Unencumbered Cash; (vi) no insider trading; (vii) notifications of certain breaches, consent requirements or other matters; (viii) the preparation and filing of the Registration Statement as described in more detail below, (ix) public announcements; and (x) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Business Combination Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) tax matters; and (c) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance.

In addition, AIRO Group Holdings agreed to obtain its required shareholder approvals in the manner required under its organizational documents and applicable law for the execution, delivery and performance of the Business Combination Agreement and each of the ancillary documents to the Business Combination Agreement to which AIRO Group Holdings is or is required to be a party or bound, and the consummation of the transactions contemplated thereby, including the merger.

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In the Business Combination Agreement the parties made customary covenants regarding the registration statement on Form S-4 to be filed by ParentCo with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

Kernel will distribute a proxy statement to seek the consent of Kernel’s stockholders to, among other things, (i) adopt and approve the Business Combination Agreement and the Transaction; (ii) approve, to the extent necessary, the issuance of any shares in connection with any PIPE/Convertible Note Investment; (iii) approve the certificate of incorporation of Kernel in connection with the Merger; (iv) the appointment of the members of ParentCo’s post-Closing board of directors (the “Post-Closing Board”); and (v) such other matters as Kernel and AIRO Group Holdings shall hereafter mutually determine to be necessary or appropriate in order to effect the Transaction and (vi) the adjournment of the Kernel Special Meeting, if necessary or desirable in the reasonable determination of Kernel.

The parties agreed that the Post-Closing Board will consist of nine directors, comprised of (i) two directors designated prior to the Closing by Kernel and (ii) seven designated by AIRO Group Holdings, at least four of whom will be required to qualify as an independent director under Nasdaq rules.

The parties further agreed to take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of ParentCo immediately after the Closing will be the same individuals (in the same office) as that of the AIRO Group Holdings immediately prior to the Closing.

PIPE/Convertible Note Investment

The Business Combination Agreement requires Kernel to use its best efforts to seek and consummate subscription agreements and/or convertible note purchase agreement with investors in connection with private placement of ParentCo’s common stock and/or relating to a private investment in ParentCo in the form of a convertible note, in either case on terms mutually agreeable to Kernel and AIRO Group Holdings acting reasonably.

Extensions

Kernel shall, in accordance with its organizational documents and public filings, timely obtain all extensions necessary and permissible so that the Merger can be completed prior to Kernel’s deadline to complete a business combination. For each Extension obtained, Sponsor will be entitled to receive from ParentCo at Closing 1.00 additional share of ParentCo Common Stock for each dollar Sponsor deposited into the Trust Account necessary to obtain each Extension. Any such deposits would be made by Sponsor in the form of a loan to Kernel, and any such loans will be non-interest bearing and payable by Kernel upon the Closing in accordance with Kernel’s organizational documents and its IPO prospectus.

Advisory Fees

Sponsor will be entitled to receive from the ParentCo upon the Closing $1,500,000 in cash as consideration for advisory services provided to ParentCo by the Sponsor.

Conditions to Consummation of the Merger

The Business Combination Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Kernel and AIRO Group Holdings of the Transaction and the other matters requiring shareholder approval; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no law or order preventing the Transaction; (v) the Registration Statement having been declared effective by the SEC; (vi) no material uncured breach by the other party; (vii) no occurrence of a Material Adverse Effect with respect to the other party; (viii) the satisfaction of the $5,000,001 minimum net tangible asset test by Kernel; (ix) approval from Nasdaq for the listing of the shares of ParentCo’s common to be issued in connection with the Transaction; and (x) reconstitution of the Post-Closing Board as contemplated under the Business Combination Agreement.

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In addition, unless waived by AIRO Group Holdings, the obligations of AIRO Group Holdings to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Kernel of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of Kernel being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to customary exceptions, including materiality qualifiers); (ii) Kernel having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Kernel since the date of the Business Combination Agreement which is continuing and uncured; (iv) the replacement of the Replacement Warrants and Replacement Options; (v) at the Closing, Kernel having $50,000,000 in Unencumbered Cash, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions and any Transaction Expenses) and the proceeds of the PIPE/Convertible Note Investment, fifty percent (50%) of any net cash proceeds of any capital investment raise and/or convertible debt raise conducted by the Company during the period beginning on the effective date of the Business Combination and ending on the Closing Date, and any net cash proceeds of any executed agreements regarding a capital investment raise and/or convertible debt raise conducted by Kernel or ParentCo in which such cash proceeds are required to be paid to ParentCo during the thirty (30) day period beginning on the Closing Date.

Finally, unless waived by Kernel, the obligations of Kernel to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Kernel of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of AIRO Group Holdings being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to customary exceptions, including materiality qualifiers); (ii) AIRO Group Holdings having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to AIRO Group Holdings and its subsidiaries on a consolidated basis since the date of the Business Combination Agreement which is continuing and uncured; (iv) delivery of AIRO’s 2022 Audited Financials within 60 days of the Business Combination Agreement’s signing; (v) the completion of Kernel’s legal due diligence of AIRO Group Holdings and its subsidiaries to Kernel’s reasonable satisfaction; (vi) the replacement of the Replacement Warrants and Replacement Options; and (vii) the aggregate amount of all Indebtedness of the Target Companies due earlier than 180 days after the Closing (less Company cash at Closing) is less than Fifty Million U.S. Dollars ($50,000,000).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Kernel and AIRO Group Holdings; (ii) by either Kernel and AIRO Group Holdings if any of the conditions to Closing have not been satisfied or waived by August 2, 2023 (the “Outside Date”), provided that any breach or violation of any representation, warranty or covenant of the party seeking termination is not the cause of the failure of the Closing to occur by the Outside Date; (iii) by either Kernel or AIRO Group Holdings if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either Kernel or AIRO Group Holdings in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Business Combination Agreement); (v) by Kernel if there has been a Material Adverse Effect on AIRO Group Holdings and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing; and (vi) by either Kernel or AIRO Group Holdings if Kernel and AIRO Group Holdings holds a special meeting of its shareholders to approve the Business Combination Agreement and the Transaction, and the required approvals related to the Business Combination Agreement and the Transaction of either Kernel’s stockholders or AIRO Group Holdings’ shareholders is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud. The Business Combination Agreement does not provide for any termination fees.

Trust Account Waiver

AIRO Group Holdings and Merger Sub each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Kernel’s trust account (including any distributions therefrom) held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

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Governing Law

The Business Combination Agreement is governed by the laws of the State of Delaware without regard to the conflict of laws principles thereof. If a dispute relating to the Business Combination Agreement arises between the parties, the parties must seek to resolve such dispute amicably within 10 business days. If they are unable to do so, then such dispute must be resolved via arbitration pursuant to the then-existing expedited procedures of the American Arbitration Association, except that applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution are subject to the jurisdiction of the state or federal courts located in Delaware.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been filed with this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about Kernel, AIRO Group Holdings, ParentCo, AIRO Merger Sub, Kernel Merger Sub or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Kernel’s public disclosures.

Related Agreements

In connection with the Closing, Kernel and AIRO Group Holdings will enter into certain additional agreements pursuant to the Business Combination Agreement (the “Related Agreements”). The terms of such Related Agreements have not yet been negotiated between Kernel and AIRO Group Holdings. Finalizing such Related Agreements on terms mutually acceptable to Kernel and AIRO Group Holdings is a condition to Closing of the Business Combination Agreement. Specifically, the Business Combination Agreement contemplates delivery of the following Related Agreements: (i) a non-competition and non-solicitation agreements delivered by the Significant Company Holders (as defined in the Business Combination Agreement) in favor of Kernel and AIRO Group Holdings; (ii) a lock-up agreement from the Significant Company Holders (as defined in the Business Combination Agreement); and (iii) registration rights agreements with each stockholder of AIRO Group Holdings.

Forward Purchase Agreement

This Current Report on Form 8-K describes some of the material provisions of the FPA (as defined below) but does not purport to describe all of the terms thereof. The following summary and description of the FPA is qualified in its entirety by reference to the complete text of the FPA, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference. Stockholders of Kernel and other interested parties are urged to read the FPA in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the FPA.

In connection with the Business Combination Agreement, Kernel, AIRO Group Holdings and (i) Meteora Special Opportunity Fund I, LP (“MSOF”), (ii) Meteora Capital Partners, LP (“MCP”) and (iii) Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MCP, MSOF, and MSTO collectively as “Meteora”) entered into a Forward Purchase Agreement (the “FPA”).

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The FPA was entered into on February 28, 2023, prior to the signing and announcement of the Business Combination Agreement.

Pursuant to the FPA, Meteora has agreed to purchase up to 7,700,000 shares (but not more than 9.9% of the Shares outstanding on a post-Transaction basis) of Kernel Class A common stock (including shares of common stock of the Combined Company following the closing of the Business Combination Agreement, as applicable, the “Shares”) in the open market, including from other Kernel stockholders that elected to redeem and subsequently revoked their prior elections to redeem their Shares, following the expiration of Kernel’s offer to redeem public Shares in connection with the shareholder vote to approve Kernel’s initial business combination (the “Redemption Offer”). At maturity, ParentCo has agreed to purchase those Shares from Meteora on a forward basis in a per Share price equal to the redemption price paid to public shareholders in the Redemption Offer (the “Redemption Price”).

The FPA provides that no later than the earlier of (a) one business day after the closing of the Transaction and (b) the date any assets from Kernel’s trust account are disbursed in connection with the Transaction, Kernel will pay directly out of the funds held in the trust account, an amount (the “Prepayment Amount”) equal to the product of (x)(i) the Redemption Price and (ii) the number of Shares specified in Meteora’s notice to be delivered in connection with the closing of the Transaction (“Pricing Date Notice”) less (y) an amount equal to 1.0% of the product of (a) the number of Shares in the Pricing Date Notice and (b) the Redemption Price, which will be retained in the trust account.

Meteora may, at its discretion and at any time following the closing of the Transaction, provide an Optional Early Termination notice (“OET Notice”) and pay to the Combined Company the product of the Reset Price and the number of Shares listed on the OET Notice. The Reset Price under the FPA is $10.15 but is subject to reduction if Kernel or AIRO enter into any arrangements to sell Shares (or any other securities entitling a counterparty to Shares) at a price that is less than the then-existing Reset Price.

The FPA matures on the earlier to occur of (a) three years after the closing of the Transaction, (b) the date specified by Meteora in a written notice delivered at Meteora’s discretion if (i) the VWAP of the Shares during 30 out of 45 consecutive trading days is at or below $3 per Share, or (ii) the Shares are delisted from a national securities exchange. At maturity, an amount equal to $2.50 per Share that remains in the transaction, but no more than $2,500,000 in the aggregate, will be payable to Meteora in shares (the “Maturity Consideration”), and any remaining Shares subject to the FPA will be transferred to the Combined Company net of the Maturity Consideration due to Meteora.

Meteora has agreed to waive any redemption rights with respect to any Shares in connection with the Business Combination. The FPA has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Transaction, including Rule 14e-5 under the Securities Exchange Act of 1934.

The FPA may be terminated by any of the parties thereto if the Business Combination Agreement is terminated pursuant to its terms prior to the closing of the Transaction.

The Counterparty has agreed to indemnify and hold harmless Meteora, its affiliates, assignees and other parties described therein (the “Indemnified Parties”) from and against all losses, claims, damages and liabilities under the FPA (excluding liabilities relating to the manner in which Seller sells any shares it owns) and reimburse the Indemnified Parties for their reasonable expenses incurred in connection with such liabilities, subject to certain exceptions described therein, and has agreed to contribute to any amounts required to be paid by any Indemnified Parties if such indemnification is unavailable or insufficient to hold such party harmless.

Entities and funds managed by Meteora own equity interests in the Sponsor. As described above, pursuant to the FPA, Meteora has agreed to purchase in the open market and not redeem up to 7,700,000 Shares in advance of the consummation of the Transaction, subject to certain conditions, including its receipt of the trust proceeds related to the Shares it purchases less 1% following the consummation of the Transaction. Meteora will pay the Combined Company amounts equal to the Reset Price in connection with any Optional Early Termination of the FPA transaction following sales of Shares purchased pursuant to the FPA, subject to certain parameters further described above and in the FPA.

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Item 7.01. Regulation FD Disclosure.

On March 6, 2023, Kernel and AIRO Group Holdings issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Kernel and AIRO Group Holdings under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. For the avoidance of doubt, each of Kernel and AIRO Group Holdings intends for this Form 8-K, including Exhibit 99.1, to satisfy the requirements of Rule 165(a) and Rule 425(a) under the Securities Act. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Forward-Looking Statements

This Current Report on Form 8-K contains certain statements that are not historical facts and are forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transaction between Kernel and AIRO Group Holdings, including without limitation statements regarding the anticipated benefits of the proposed Transaction, the anticipated timing of the proposed Transaction, the implied enterprise value, future financial condition and performance of AIRO Group Holdings and the combined company after the closing and expected financial impacts of the proposed Transaction, the satisfaction of closing conditions to the proposed Transaction, the level of redemptions of Kernel’s public stockholders and the products and markets and expected future performance and market opportunities of AIRO Group Holdings. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “think,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “seeks,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Kernel’s securities; (ii) the risk that the proposed Transaction may not be completed by Kernel’s business combination deadline; (iii) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the approval of the Business Combination Agreement by the stockholders of Kernel, the satisfaction of the minimum net tangible assets and minimum cash at closing requirements and the receipt of certain governmental, regulatory and third party approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the failure to achieve the minimum amount of cash available following any redemptions by Kernel’s stockholders; (vi) redemptions exceeding anticipated levels or the failure to meet The Nasdaq Global Market’s initial listing standards in connection with the consummation of the proposed Transaction; (vii) the effect of the announcement or pendency of the proposed Transaction on AIRO Group Holdings’ business relationships, operating results, and business generally; (viii) risks that the proposed Transaction disrupts current plans and operations of AIRO Group Holdings; (ix) the outcome of any legal proceedings that may be instituted against AIRO Group Holdings or against Kernel related to the Business Combination Agreement or the proposed Transaction ; (x) changes in the markets in which AIRO Group Holdings’ competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; (xi) changes in domestic and global general economic conditions; (xii) risk that AIRO Group Holdings may not be able to execute its growth strategies; (xiii) risks related to the ongoing COVID-19 pandemic and response, including supply chain disruptions; (xiv) risk that AIRO Group Holdings may not be able to develop and maintain effective internal controls; (xv) costs related to the proposed Transaction and the failure to realize anticipated benefits of the proposed Transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xvi) the ability to recognize the anticipated benefits of the proposed Transaction and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of AIRO Group Holdings to grow and manage growth economically and hire and retain key employees; (xvii) the risk that AIRO Group Holdings may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xviii) the ability to develop, license or acquire new therapeutics; (xix) the risk that AIRO Group Holdings will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xx) the risk that AIRO Group Holdings, post-combination, experiences difficulties in managing its growth and expanding operations; (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to AIRO Group Holdings’ business; (xxii) the risk of cyber security or foreign exchange losses; (xxiii) the risk that AIRO Group Holdings is unable to secure or protect its intellectual property; and (xxiv) those factors discussed in Kernel’s filings with the SEC and that that will be contained in the proxy statement relating to the proposed Transaction .

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The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents to be filed by Kernel from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while AIRO Group Holdings and Kernel may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Neither of AIRO Group Holdings or Kernel gives any assurance that AIRO Group Holdings or Kernel, or the combined company, will achieve its expectations. These forward-looking statements should not be relied upon as representing Kernel’s or AIRO Group Holdings’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the Business Combination Agreement and the proposed Transaction, Kernel intends to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 to be filed by ParentCo with the SEC, which will include a proxy statement/prospectus of Kernel, and will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement or any other document that Kernel has filed or may file with the SEC in connection with the proposed transaction. Kernel’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement and the amendments thereto, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed transaction, as these materials will contain important information about Kernel, AIRO Group Holdings, the Business Combination Agreement, and the proposed Transaction. When available, the definitive proxy statement and other relevant materials for the proposed Transaction will be mailed to stockholders of Kernel as of a record date to be established for voting on the proposed Transaction. Before making any voting or investment decision, investors and stockholders of Kernel are urged to carefully read the entire proxy statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transaction. Kernel investors and stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Kernel Group Holdings, Inc., 515 Madison Avenue, Suite 8078, New York, NY 10022, Attention: Mr. Suren Ajjarapu.

Participants in the Solicitation

Kernel, AIRO Group Holdings and their respective directors, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from Kernel’s stockholders with respect to the proposed Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Kernel’s directors and officers in Kernel’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents filed with the SEC. Such information with respect to AIRO Group Holdings’ directors and executive officers will also be included in the proxy statement.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
2.1†	Business Combination Agreement, dated March 3, 2023
10.1	Forward Purchase Agreement dated February 28, 2023
99.1	Press Release, dated March 6, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kernel Group Holdings, Inc.

	By:	/s/ Suren Ajjarapu
	Name:	Suren Ajjarapu
	Title:	Chief Executive Officer

Date: March 6, 2023

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